ISSUER FREE WRITING PROSPECTUS
Dated June 5, 2012
Filed Pursuant to Rule 433
Registration No. 333-181686

AMERICAN REALTY CAPITAL PROPERTIES, INC.
FREE WRITING PROSPECTUS

American Realty Capital Properties, Inc. (the “Company”) filed a registration statement on Form S-11 (including a prospectus) with the SEC on May 25, 2012. The registration statement has not yet become effective. This communication relates to such offering. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The preliminary prospectus, dated May 25, 2012, is available on the SEC Web site at

http://sec.gov/Archives/edgar/data/1507385/000114420412031826/v314528_s11.htm.

Alternatively, the Company or any underwriter participating in the offering will arrange to send you the prospectus and/or supplements thereto if you request them by calling toll-free 1-877-373-2522.

On June 1, 2012, the Company filed a Current Report on Form 8-K with the SEC, which included a press release issued on May 31, 2012, as Exhibit 99.1 to such report. The Form 8-K and press release are attached hereto.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported) June 1, 2012 (May 31, 2012)

AMERICAN REALTY CAPITAL PROPERTIES, INC.
(Exact name of Registrant as specified in its charter)

Maryland	001-35263	45-2482685
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

405 Park Avenue New York, New York 10022
(Address, including zip code, of principal executive offices)

(212) 415-6500
Registrant’s telephone number, including area code:

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.01. Completion of Acquisition or Disposition of Assets.

Fedex Freight

On May 31, 2012, American Realty Capital Properties, Inc. (the “Company”) closed its acquisition of the fee-simple interest in six built-to-suit FedEx Freight distribution facilities located in the cities and states listed below, at an aggregate contract purchase price of approximately $12.2 million, exclusive of closing costs. The Company acquired the property through an indirect wholly-owned subsidiary of ARC Properties Operating Partnership, L.P., its operating partnership. The seller of the FedEx Freight distribution facilities is Setzer Properties, LLC (“Setzer”). Setzer does not have a material relationship with the Company and the acquisition was not an affiliated transaction. The FedEx Freight distribution facilities were acquired pursuant to a purchase and sale agreement between Setzer and AR Capital, LLC, the Company’s sponsor (which assigned the purchase and sale agreement to the Company).

The properties total 92,935 rentable square feet. The tenant of each of the properties is FedEx Freight, Inc., which is a wholly-owned subsidiary of FedEx Corporation (NYSE: FDX). All of the leases are guaranteed by FedEx Corporation, which has an investment grade credit rating as determined by major credit rating agencies. The leases have terms between seven to 15 years, with a weighted average remaining term of 4.6 years. None of the leases contains fixed rental escalations. The leases are net whereby the tenant is required to pay substantially all operating expenses, in addition to base rent. The aggregate annualized rental income for the properties will be $1.1 million, or $11.82 per rentable square foot.

The following table provides, for each of the properties, information relating to lease commencement and termination dates, amount of lease term remaining, rentable square footage and approximate annualized rental income and renewal options.

Location	Lease Commencement Date	Lease Termination Date	Lease Term Remaining (Years)	Rentable Square Footage	Approximate Annualized Rental Income	Renewal Options
Mt. Vernon, IL	October 2009	April 2017	5.0	15,700	$144,000	Two, five year options with 5% increases
Evansville, IN	October 2009	January 2017	4.8	20,200	$339,049	Two, five year options with 5% increases
Mt. Pleasant, PA	October 2009	October 2016	4.5	20,200	$219,000	Two, five year options with 5% increases
Chillicothe, OH	January 2009	December 2015	3.7	12,555	$138,000	Two, five year options with 5% increases
London, KY	January 2009	June 2015	3.2	12,140	$122,400	Two, five year options with 5% increases
Kankakee, IL	January 2003	October 2018	6.5	12,140	$136,200	Two, five year options with 10% increases

The foregoing description of the purchase and sale agreement is a summary and is qualified in its entirety by the terms of the purchase and sale agreement. The purchase and sale agreement is attached to this Current Report on Form 8-K as Exhibit 10.31 and is incorporated herein by reference.

A copy of the press release announcing the acquisition of the FedEx Freight distribution facilities is included as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

John Deere Distribution Facility

On May 31, 2012, the Company closed its acquisition of a fee-simple interest in a John Deere distribution facility located in Davenport, Iowa, at a contract purchase price of approximately $26.1 million, exclusive of closing costs. The Company acquired the property through an indirect wholly-owned subsidiary of its operating partnership. The sellers of the property are Davenport 1031, L.L.C. and 36 of its joint venture partners. The sellers do not have a material relationship with the Company and the acquisition was not an affiliated transaction. The property was acquired pursuant to a purchase and sale agreement, as amended, between the sellers and AR Capital, LLC, the Company’s sponsor (which assigned the purchase and sale agreement to the Company).

The property contains 552,960 rentable square feet and is 100% leased to Quad City Consolidation and Distribution, a wholly-owned subsidiary of Deere & Company (NYSE: DE). The lease is guaranteed by Deere & Company, which has an investment grade credit rating as determined by major credit rating agencies. The lease has a 15-year term with 6.0 years remaining. The lease contains a fixed rental increase of 10.4% in March 2013. The lease is net, whereby the tenant is to pay substantially all operating expenses, including all costs to maintain and repair the roof and structure of the building, and the cost of all capital expenditures, in addition to base rent. The annualized rental income for the property will be $2.2 million, or $3.90 per rentable square foot.

The foregoing description of the purchase and sale agreement, as amended, is a summary and is qualified in its entirety by the terms of the purchase and sale agreement and amendments thereto. The purchase and sale agreement and amendments thereto are attached to this Current Report on Form 8-K as Exhibits 10.32—10.36 and are incorporated herein by reference.

A copy of the press release announcing the acquisition of the John Deere distribution facility is included as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Acquisition Financing

The Company funded the acquisition of the FedEx Freight distribution facilities and the John Deere distribution facility at an aggregate contract purchase price of $38.3 million, exclusive of closing costs, with (a) a $25.4 million draw on its existing $150 million senior secured revolving credit facility with RBS Citizens, N.A., (b) solely in respect of the FedEx Freight distribution facilities, the issuance of 576,376 operating partnership units valued at approximately $6.4 million to Setzer as described below, (c) net proceeds from the sale of its shares of preferred stock in the amount of approximately $5.8 million, as previously described in the Company’s Current Report on Form 8-K, filed on May 15, 2012, and (d) $0.7 million in proceeds from a bridge loan made by the Company’s sponsor, as described below in Item 2.03—Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

Item 2.03.    Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The Company funded a portion of the acquisition of the FedEx Freight distribution facilities and the John Deere distribution facility through a $25.4 million draw on its existing $150 million senior secured revolving credit facility with RBS Citizens, N.A., as described in Item 2.01 of this Current Report on Form 8-K and is incorporated herein by reference. The terms of the senior secured revolving credit facility are set forth in the Company’s Registration Statement on Form S-11 filed on May 25, 2012. The credit agreement was filed as Exhibit 10.21 to the Company’s Registration Statement on Form S-11 filed on September 22, 2011. The description of the senior secured revolving credit facility in this Current Report on Form 8-K is a summary and is qualified in its entirety by the terms of the credit agreement, which is incorporated herein by reference.

On May 31, 2012, the Company entered into an unsecured $0.7 million bridge loan with the Company’s sponsor. The interest-free bridge loan matures in May 2013 and is subordinate to all existing debt of the Company. The principal balance is due at maturity and the bridge loan may be repaid from time to time and at any time, in whole or in part, without premium or penalty.

Item 3.02. Unregistered Sales of Equity Securities.

On May 31, 2012, the Company, through its operating partnership, closed the issuance of 576,376 operating partnership units (the “OP Units”) valued at approximately $6.4 million to Setzer as partial consideration for the acquisition of the FedEx Freight distribution facilities described above. The OP Units were issued without registration in reliance on the exemption in Section 4(2) of the Securities Act of 1933, as amended, and Rule 506 of Regulation D thereunder, to an “accredited investor,” as that term is defined in Rule 501 of Regulation D, for transactions not involving a public offering.

As a result of the issuance of the OP Units, Setzer was admitted as a limited partner of the operating partnership. Pursuant to the operating partnership’s partnership agreement, Setzer received redemption rights as a limited partner which enable Setzer, generally, after its OP Units have been outstanding for at least one year, to cause the operating partnership to redeem its OP Units in exchange for cash or, at the option of the operating partnership, for shares of the Company’s common stock on a one-for-one basis. The cash redemption amount per OP Unit will be based on the market price of the Company’s common stock at the time of redemption.

The foregoing description of the partnership agreement is a summary and is qualified in its entirety by the terms of the partnership agreement. The partnership agreement was previously filed as Exhibit 4.1 to the Company’s Registration Statement on Form S-11 on July 5, 2011 and is incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

(a) Set forth in this Item 9.01(a) are summary financial statements of the parent guarantor to the lessees of the John Deere distribution facility described under Item 2.01 of this Current Report on Form 8-K.

Deere & Company currently files its financial statements in reports filed with the U.S. Securities and Exchange Commission, and the following summary financial data are taken from such filings:

	Six Months
	Ended	Year Ended
(Amounts in Millions)	April 30, 2012	October 31, 2011	October 31, 2010	October 31, 2009
Condensed Statement of Consolidated Income
Net sales	$15,523.6	$29,466.1	$23,573.2	$20,756.1
Finance, interest and other income	1,251.5	2,546.4	2,431.4	2,356.3
Net income attributable to Deere & Company	1,589.1	2,799.9	1,865.0	873.5

	Six Months
	Ended	Year Ended
(Amounts in Millions)	April 30, 2012	October 31, 2011	October 31, 2010	October 31, 2009
Consolidated Condensed Balance Sheet
Total assets	$51,405.3	$48,207.4	$43,266.8	$41,132.6
Long-term debt	18,719.4	16,959.9	16,814.5	17,391.7
Total liabilities	44,009.3	41,392.5	36,963.4	36,309.8
Total Deere & Company stockholders’ equity	7,378.9	6,800.3	6,290.3	4,818.7

(d)	Exhibits

Exhibit No.	Description
10.31	Agreement for Acquisition and Transfer of Real Property dated as of May 5, 2012 between ARC Properties Operating Partnership, L.P. and Setzer Properties, LLC
10.32	Agreement for Purchase and Sale of Real Property dated as of February 8, 2012 between American Realty Capital II, LLC and Davenport 1031, L.L.C. and its 36 joint venture partners
10.33	First Amendment to Agreement for Purchase and Sale of Real Property dated as of February 28, 2012 between AR Capital, LLC (f/k/a American Realty Capital II, LLC) and Davenport 1031, L.L.C and its 36 joint venture partners
10.34	Second Amendment to Agreement for Purchase and Sale of Real Property dated as of March 12, 2012 between AR Capital, LLC (f/k/a American Realty Capital II, LLC) and Davenport 1031, L.L.C and its 36 joint venture partners
10.35	Third Amendment to Agreement for Purchase and Sale of Real Property dated as of May 11, 2012 between AR Capital, LLC (f/k/a American Realty Capital II, LLC) and Davenport 1031, L.L.C and its 36 joint venture partners
10.36	Fourth Amendment to Agreement for Purchase and Sale of Real Property dated as of May 30, 2012 between AR Capital, LLC (f/k/a American Realty Capital II, LLC) and Davenport 1031, L.L.C and its 36 joint venture partners
99.1	Press Release dated as of May 31, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

AMERICAN REALTY CAPITAL PROPERTIES, INC.

June 1, 2012	By:	/s/ Nicholas S. Schorsch
	Name:	Nicholas S. Schorsch
	Title:	Chief Executive Officer and
Chairman of the Board of Directors

CONTACTS
From: Anthony J. DeFazio	For: Brian S. Block, EVP & CFO
DeFazio Communications, LLC	American Realty Capital Properties, Inc.
tony@defaziocommunications.com	bblock@arlcap.com
Ph: 484-532-7783	Ph: 212-415-6500

FOR IMMEDIATE RELEASE

American Realty Capital Properties, Inc.
Acquires Six FedEx Distribution Facilities at an Average Cap Rate of 9.0%

and One John Deere Distribution Facility at a Cap Rate of 8.8%

in Accordance with its First Quarter Guidance

NEW YORK, NY, May 31, 2012 —American Realty Capital Properties, Inc. (“ARCP”) (NASDAQ: ARCP) today announced that it closed on the acquisition of the fee-simple interest in six built-to-suit FedEx Freight distribution facilities for a purchase price of approximately $12.2 million, excluding closing costs, at an average capitalization rate of 9.0% and one fee-simple interest in a John Deere distribution facility located in Davenport, Iowa, for a purchase price of approximately $26.1 million, excluding closing costs, at a capitalization rate of 8.8%. These acquisitions were previously announced in, and are in accordance with, ARCP’s first quarter guidance release dated May 8, 2012, increasing the total size of ARCP’s portfolio to approximately $183.8 million, comprised of 97 properties.

FedEx Freight - The tenant of each of the FedEx Freight properties is FedEx Freight, Inc., which is a wholly-owned subsidiary of FedEx Corp. (NYSE: FDX). All the leases are guaranteed by FedEx Corp., which has an investment grade credit rating as determined by major credit rating agencies. The properties total 92,935 rentable square feet. The leases have terms between seven to 15 years. ARCP, through its operating partnership, issued 576,376 operating partnership units to the seller as partial consideration for seller’s contribution and sale of the FedEx Freight distribution facilities.

John Deere - The John Deere distribution facility contains 552,960 rentable square feet and is 100% leased to Quad City Consolidation and Distribution, a wholly owned subsidiary of Deere & Company (NYSE: DE). The lease is guaranteed by Deere & Company, which has an investment grade credit rating as determined by major credit rating agencies. The lease has a 15-year term.

Important Notice:

ARCP is a publicly-traded Maryland corporation listed on The NASDAQ Capital Market that intends to elect and believes it will qualify as a real estate investment trust focused on owning and acquiring single tenant freestanding commercial properties subject to net leases with high credit quality tenants. Additional information about ARCP can be found on ARCP’s website at www.americanrealtycapitalproperties.com.

ARCP filed a registration statement on Form S-11 (including a prospectus) with the SEC on May 25, 2012. The registration statement has not yet become effective. This communication relates to such offering. Before you invest, you should read the prospectus in that registration statement and other documents ARCP has filed with the SEC for more complete information about ARCP and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The preliminary prospectus, filed on May 25, 2012, is available on the SEC Web site at

http://sec.gov/Archives/edgar/data/1507385/000114420412031826/v314528_s11.htm.

Alternatively, ARCP or any underwriter participating in the offering will arrange to send you the prospectus and/or supplements thereto if you request them by calling toll-free 1-877-373-2522.